AMERICAN CONSUMERS, INC.
NET INCOME PER COMMON SHARE

EXHIBIT 11

	THIRTEEN WEEKS ENDED		THIRTY-NINE WEEKS ENDED
	February 28,	March 1,	February 28,	March 1,
	2009	2008	2009	2008

Net income for computing income per common share	$7,334	$23,287	$34,790	$75,809

Weighted average number of common shares
outstanding during each period	780,268	783,453	780,751	783,888

Net income per common share	$0.009	$0.030	$0.045	$0.097